2-28-02

1107965

02024338

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the Month of **February 2002**

TradeRadius Online Inc.
(formerly BidCrawler.com Online Inc.)
(Translation of registrant's name into English)

9th Floor, 555 Burrard Street, Box 273, Two Bentall Centre,
Vancouver, BC, V7X 1M8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ______

Please note that pursuant of Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Form 20-F ______ Form 40-F ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TradeRadius Online Inc.

Date: February 28, 2002

By: [signature]
[Print] Name: Marion McGrath,
Title: Director

Index

1. News Release dated February 20, 2002; and
2. Quarterly Report dated December 31, 2001.

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
TRADERADIUS ONLINE INC.	01	12	31	02	02	

ISSUER ADDRESS				
Box 273, Two Bentall Centre, 9th Floor, 555 Burrard Street				
CITY/	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Vancouver	BC	V7X 1M8	(604) 893-7071	(604) 893-7062
CONTACT PERSON		**CONTACT'S POSITION**		**CONTACT TELEPHONE NO.**
George Leary		Director		(403) 258-1395
CONTACT EMAIL ADDRESS		**WEB SITE ADDRESS**		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Peter Dunfield"	PETER DUNFIELD	02	02	
"Marion McGrath"	MARION MCGRATH	02	02	

TRADERADIUS ONLINE INC.
QUARTERLY REPORT – FORM 51-901f
December 31, 2001

SCHEDULE A: FINANCIAL INFORMATION

See attached consolidated financial statements for the six -month period ended December 31, 2001.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. a) General and administration expenses amounted to $221,934 and are shown on the "Statement of Operations and Deficit" as at December 31, 2001.

   b) Related party transactions: The Company paid salary totaling $45,000 to a director. Corporate services and accounting costs totaling $12,000 were paid to a company controlled by two directors. The Company also paid or accrued $30,000 for consulting services and $12,000 for rent to a director.

2. a) Summary of common shares issued during the quarter:

Date of Issue	Type of Security	Type of Issue	Number or Amount	Price	Total Proceeds	Type of Consideration
Nov 16/01	Common Shares	Private Placement	4,000,000	$0.10	$400,000	Cash

   b) Stock Options granted during the quarter:

Date of Issue	Optionee	No. of Options	Price	Expiry Date
Oct 2/01	George Leary	385,000	$0.10	Oct 2/06
Oct 2/01	Mike Quinlan	10,000	$0.10	Oct 2/06
Oct 2/01	Gene Shook	60,000	$0.10	Oct 2/06
Oct 2/01	Scott Coughlin	10,000	$0.10	Oct 2/06
Oct 2/01	Elizabeth Hendrix	10,000	$0.10	Oct 2/06
Oct 2/01	Greg Stone	250,000	$0.10	Oct 2/06
Oct 2/01	Graham Heal	60,000	$0.10	Oct 2/06
Oct 2/01	Peter Dunfield	360,000	$0.10	Oct 2/06
Oct 2/01	Marion McGrath	95,000	$0.10	Oct 2/06
Oct 2/01	Colin Johnson	360,000	$0.10	Oct 2/06

3. a) The authorized capital of the Company is 100,000,000 common shares without par value of which 12,035,138 shares have been issued as fully paid.

   b) Warrants and options outstanding at December 31, 2001 are as follows:

	No. of shares	Price	Expiry Date
Warrants	250,000	$1.60	January 14, 2002
	708,331	$0.68	January 10, 2003
	250,000	$0.48	April 4, 2003
Options	1,600,000	$0.10	October 2, 2006

c) As at December 31, 2001, 1,664,062 of the issued shares are held in escrow.

d) List of Directors:

Peter Dunfield
George Leary
Graham Heal
Marion McGrath
Colin Johnson
Greg Stone

TRADERADIUS ONLINE INC.
SCHEDULE C – FORM 51-901F
Quarterly Report – December 31, 2001

MANAGEMENT DISCUSSION

Operations

The Company incurred $221,934 of administrative expenses and had working capital deficiency of $614,834 during the period ended December 31, 2001.

Management Changes

No management changes occurred during this quarter.

Investor Relations

The Company is not engaged in any investor relations contracts. Management currently performs all investor relation services.

Financings

The Company completed a 4,000,000 unit financing at $0.10 per unit. Each unit consists of one share and one share purchase warrant. Each warrant is exercisable at $0.10 per share into one common share for a two year period. The proceeds were used to complete the Dashboard prototype and applied towards working capital.

Contingent Liabilities

The Company settled payables totaling $292,612 in consideration of cash payments of $15,145 (paid) and $45,435 on or before December 28, 2001. Subsequent to December 31, 2001, the final payment of $45,435 was made.

Subsequent Events

a. On January 9, 2002, the Company entered into a Loan Agreement with an arm's length party. The Company received US$50,000 on the following terms:

   i) the loan is to be repaid within 45 days from the date of execution of the Loan Agreement;

   ii) a bonus of US$10,000 is to be paid to the Lender as well as the Lender is to receive 20,000 common shares of the Company. This transaction is subject to regulatory approval.

b. Share purchase warrants totaling 250,000 exercisable at $1.60 per share expired unexercised.

c. The Company received exchange approval to extend the expiry period of 708,331 share purchase warrants from January 10, 2002, to January 10, 2003.

TRADERADIUS ONLINE INC.
(formerly Bidcrawler.com Online Inc.)

VANCOUVER, B.C.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

TRADERADIUS ONLINE INC.
CONSOLIDATED BALANCE SHEET
(Prepared by management without audit)

	December 31, 2001	June 30, 2001
ASSETS		
Current		
Cash	$ 7,680	$ 4,956
Accounts receivable	98,866	14,727
Prepaids	3,283	3,283
	109,829	22,966
Capital assets	20,617	26,234
	$ 130,446	$ 49,200
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 724,663	$ 828,517
Shareholders' equity		
Share capital	5,479,507	5,079,507
Deficit	(6,073,724)	(5,858,824)
	(594,217)	(779,317)
	$ 130,446	$ 49,200

On behalf of the Board:

"Marion McGrath" Director "Peter Dunfield" Director

TRADERADIUS ONLINE INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Prepared by management without audit)

	3 months ended December 31, 2001	3 months ended December 31, 2000	6 months ended December 31, 2001	6 months ended December 31, 2000
REVENUES				
Interest income	$ 5	$ (397)	$ 7,034	$ 1,720
EXPENSES				
Accounting and legal	33,137	63,289	39,272	70,689
Advertising and promotion	-	17,647	-	84,166
Consulting	17,144	113,671	36,429	198,895
Depreciation	1,656	18,382	5,617	37,499
Internet subscriptions	-	29,396	-	44,588
Investor relations	-	11,028	-	29,528
Management fees	20,000	12,497	38,825	27,997
Membership and dues	-	293	-	26,225
Network administration	-	-	-	51,080
Office and miscellaneous	17,460	87,817	40,133	170,818
Rent	6,000	119,900	12,000	144,501
Shareholder communications	-	4,583	-	8,509
Transfer agent and regulatory	9,604	9,707	16,229	12,858
Travel and related costs	3,587	874	3,801	2,604
Wages and benefits	28,377	91,004	29,628	496,027
	136,965	580,088	221,934	1,405,984
NET LOSS FOR THE PERIOD	(136,960)	(580,485)	(214,900)	(1,404,264)
Deficit, beginning of period	(5,936,764)	(4,051,211)	(5,858,824)	(3,227,432)
Deficit, end of period	$ (6,073,724)	$ (4,631,696)	$ (6,073,724)	$ (4,631,696)

TRADERADIUS ONLINE INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Prepared by management without audit)

	3 months ended December 31, 2001	3 months ended December 31, 2000	6 months ended December 31, 2001	6 months ended December 31, 2000
CASH PROVIDED BY (USED IN):				
OPERATING ACTIVITIES				
Loss for the period	$ (136,960)	$ (580,485)	$ (214,900)	$ (1,404,264)
Add items not involving cash:				
Amortization	1,656	18,382	5,617	37,499
	(135,304)	(562,103)	(209,283)	(1,366,765)
Changes in non-cash working capital balances related to operations:	(216,724)	190,514	(187,993)	368,855
Cash provided by (used in) operating activities	(352,028)	(371,589)	(397,276)	(997,910)
FINANCING ACTIVITIES				
Subscriptions received	-	425,000	-	425,000
Shares issued for cash	324,943	-	400,000	149,250
Cash provided by (used in) financing activities	324,943	425,000	400,000	574,250
INVESTING ACTIVITIES				
Acquisition of equipment and furnishings	-	(4,876)	-	(12,875)
Cash provided by (used in) investing activities	-	(4,876)	-	(12,875)
Change in cash position during the period	(27,085)	48,535	2,724	(436,535)
Cash position, beginning of period	34,765	22,845	4,956	507,915
Cash position, end of period	$ 7,680	$ 71,380	$ 7,680	$ 71,380

TradeRadius Online Inc.
9th Floor, 555 Burrard Street
Box 273, Two Bentall Centre
Vancouver, BC, V7X 1M8
Telephone: (604) 893-7062

FOR IMMEDIATE RELEASE
February 20, 2002

CDNX Trading Symbol: **TDO.V**
OTCBB: TDOLF

Investor Contacts:
George M. Leary
(403) 258-1395
gml@traderadius.com

ACQUISITION OF NEW BUSINESS

CALGARY, AB – TradeRadius Online Inc. ("TradeRadius" or the "Company"), reported today that the Company has entered into an acquisition agreement to acquire a private company in the light emitting diode engineering and product development business. The acquisition will provide a change of focus for TradeRadius and will constitute a Change of Business pursuant to the policies of the Canadian Venture Exchange (the "CDNX").

The Acquisition

On February 13, 2002, the Company, LEDdynamics, Inc. ("LEDdynamics") and the shareholders of LEDdynamics (the "Vendors") executed a share purchase agreement whereby the Company agreed to purchase all the issued and outstanding shares in the capital of LEDdynamics (the "Proposed Transaction") for a total purchase price of CDN$2,784,907.50 (the "Purchase Price"). LEDdynamics, a private company headquartered in Rochester, Vermont, provides custom engineering services and specialty light emitting diode products to its clients. The general terms of the Proposed Transaction are as follows:

1. The Purchase Price will be paid by the issuance to the Vendors of 11,377,367 common shares of the Company, 500,000 Series A Rights and 500,000 Series B Rights.

2. Each Series A Right is exercisable into one share of the Company, during the period after the closing date of the Proposed Transaction and on or before February 28, 2004 upon the confirmation of the Company's auditors that gross sales of LEDdynamics exceeds US$2,500,000 in the period from January 1, 2002 to December 31, 2003.

3. Each Series B Right is exercisable into one share of the Company, during the period after the closing date of the Proposed Transaction and on or before February 28, 2004 upon the confirmation of the Company's auditors that gross sales of LEDdynamics exceeds US$3,500,000 in the period from January 1, 2002 to December 31, 2003.

4. The shares and Rights issued to the Vendors pursuant to the Proposed Transaction will be subject to the surplus securities escrow requirements of the CDNX. The surplus securities escrow provisions allow for the incremental release of shares and rights over a period of 72 months, provided that the operation or development of the business of LEDdynamics has not been discontinued by the Company. In addition, prior to LEDdynamics achieving US$1,500,000 in gross sales, no more than 5% of the shares and rights issued to the Vendors pursuant to the Proposed Transaction may be released from escrow.

5. The Company has paid a non-refundable fee of US$10,000 to LEDdynamics.

6. The Company has paid US$65,000 to LEDdynamics and will pay an additional US$75,000 by February 28, 2002 for general working capital purposes.

7. The Company will undertake one or more private placements, to make available to LEDdynamics for use in the business of LEDdynamics US$550,000, less 5% for commissions, on a best effort basis by May 15, 2002 and in any event no later than July 15, 2002; subject to regulatory approval.

8. The Company will use its reasonable best efforts to provide an additional US$135,000, less 5% commissions, within six months of the closing of the Proposed Transaction.

9. Subject to the shareholders of the Company approving an amendment to the Company's Stock Option Plan, 85% of the options that may be reserved under the plan, as of the closing date of the Proposed Transaction, shall be granted to the directors, officers, employees and consultants of LEDdynamics.

10. The Company shall operate LEDdynamics as a separate division or subsidiary with Mr. Lawrence Lopata, the current Chief Executive Officer of LEDdynamics, as the senior most officer of that division or subsidiary.

The terms of the Proposed Transaction were determined by arm's length negotiations between the Company and the principal shareholders of LEDdynamics. The Proposed Transaction is subject to shareholder and regulatory approval and sponsorship by a member of the CDNX.

Private Placement

The Company also wishes to announce a non-brokered private placement of 1,350,000 Units of the Company at a price of $0.30 in connection with the Proposed Transaction. Each Unit will consist of one common share of the Company and one share purchase warrant. Each share purchase warrant will entitle the holder thereof to purchase an additional common share of the Company at a price of $0.60 for a period of two years. The proceeds of the private placement will provide funding to be used in the business of LEDdynamics pursuant to the Proposed Transaction and for general working capital purposes.

The Business of LEDdynamics

LEDdynamics is a custom engineering services company that incorporates best-of-breed light emitting diode ("LED") products and technologies from major manufacturers for the development of specialty LED applications. LEDdynamics has two primary business divisions; a Custom Engineering Services division that conducts research and development for the design and development of specialty LED applications, and an LED Application Products division which focuses on the application and use of LEDdynamics three core technologies:

- Millennium Lighting System ("MLS"), a near-white light designed to provide maximum light output at a low cost;
- Sunlight System ("SLS"), a patent-pending technology that controls the temperature of white light and replicates natural sunlight shadings; and
- Red, Green and Blue ("RGB"), a technology that can manipulate light to generate all the colors of the visible spectrum.

The LED industry is still relatively young when compared to the more mature standard lighting industry, but already claims a worldwide market worth some US$2.9 billion in 2000, with an average growth rate of 58% per year over the last five years. Market demand for the Company's services is being driven by increasing recognition of the advantages of LEDs as opposed to standard lighting, including:

- Longer lifetimes - LEDs typically last six to nine times longer than traditional lighting applications and technologies;
- Energy efficiency - LEDs are typically 80% more efficient than traditional lighting applications and technologies, resulting in significant energy savings; and
- Durability - LEDs are solid-state devices that are better able to withstand physical shocks, vibration and temperature extremes than traditional lighting applications and technologies.

These advantages result in significantly reduced labor and material costs for consumers when compared to standard lighting. LEDs also produce little or no heat, can be used in nearly any lighting application, and, unlike fluorescent and neon lights, are environmentally safe. With steadily improving light outputs and decreasing manufacturing prices, LEDs are poised to replace an ever-growing number of conventional lighting applications.

The LEDdynamics management team has extensive industry and technological expertise and experience, and possesses a strong vision of the future potential for LED technologies. Management of LEDdynamics plans to develop a niche by focusing on the provision of custom engineering services for third parties and then applying its expanding knowledge base to the development of LEDdynamics' own patentable proprietary products. LEDdynamics plans to enter into non-exclusive contracts with its clients allowing it to use products and knowledge developed for a particular client to be re-packaged for other customers. Generally, mainstream LED companies do not provide contract services to third parties. To date, the company's custom engineering services customers have included several Fortune 500 companies. LEDdynamics is currently providing engineering services and products to these corporations and is developing with them LED products to address market niches within their business network.

Management of LEDdynamics

LEDdynamics is heavily dependent upon the expertise of its management for its future success and will enter into employment agreements, on or before closing of the acquisition of LEDdynamics, with members of its management. The following are biographies of the management of LEDdynamics.

Larry Lopata, President, Chief Executive Officer, Director From 1989 to 1995, Mr. Lopata developed and headed a creative marketing division for the international fragrance house Creations Aromatiques, turning an experimental position into a $5 million per year division. Winning fragrance contracts with major name companies such as Escada, Nautica, Elizabeth Arden and Estée Lauder for Creations Aromatiques, he was responsible for market research, product concepts, presentations, cross marketing, promotion, advertising and licensing agreements. After leaving Creations Aromatiques, Mr. Lopata founded Community Concepts, creating an upscale men's fragrance line for the Time Warner mail order catalogue "Shocking Gray", and assuming responsibility for fragrance development, packaging, production, advertising and distribution. In 2000, Mr. Lopata co-founded LEDdynamics, a custom engineering and LED application company. Mr. Lopata has a dual degree in Art History and Fine Arts from George Washington University.

Peter Rahm, Vice President, Chief Technology Officer, Director Mr. Rahm has been heavily involved with the space program since its inception, from involvement in the engineering design of the cockpit voice data recorder aboard the first Mercury missions and the power supply that ignited the liquid fuel rocket engines of the Apollo missions, to the engineering of the audio and video communications systems used for the Space Shuttle. Prior to co-founding LEDdynamics, Mr. Rahm was an engineering consultant, designing LED products for 3M Corporation Research, the Wrigley Company, Michelin Corporation, and Advanced Illumination among others. Since with LEDdynamics, Mr. Rahm has designed and built LED arrays for American Express, Kohler, and Advanced Illumination and has been actively engaged in the creation of an LED patent portfolio. Mr. Rahm studied Electrical Engineering at Pasadena City College.

William McGrath, Vice President, Research and Development, Director Mr. McGrath has provided engineering design services to several companies, including ABC, Bell Atlantic, Adelphia Cable and IBM and is also active in the development of an LED patent portfolio. Mr. McGrath is currently an assistant professor in the Department of Computer Engineering at Vermont Technical College at Randolph Center, Vermont, teaching courses in microprocessors, networking, and telecommunications. He has a Bachelor's degree in Electromechanical Engineering Technology, and Associate's Degrees in Computer Engineering Technology and Electrical Engineering Technology from Vermont Technical College.

Margaret Shay Brown, Vice President, Operations From 1998 to 2001, Ms. Brown was the Production Manager at Advanced Illumination, a leading LED Machine Vision Light manufacturer and sales company, where she was responsible for training, shipment scheduling, quality control, assembly and inventory. Ms. Brown studied Computer Science at Cape Cod Community College.

Selected Financial Information

LEDdynamics has been funded by its founders and private investors since its incorporation on February 22, 2000 and has incurred relatively few expenses since incorporation. LEDdynamics had revenues of US$66,764 in the year ended June 30, 2001 and US$50,880 in the six months ended December 31, 2001 mostly from its Custom Engineering Services Division. LEDdynamics is expecting to start to generate revenue in its Applications Products Division from royalties and direct sales on products developed for current customers of its Custom Engineering Services Division.

The Business of TradeRadius Prior to the Acquisition

TradeRadius, through its wholly owned subsidiary BidCrawler Online Inc. ("Bidcrawler"), is an electronic commerce software and online services provider. In 1999, BidCrawler began as a data search and aggregation service, allowing users to simultaneously aggregate, view and compare product listings from multiple Internet-based auction sites. BidCrawler offered this service first in the consumer auction arena at www.BidCrawler.com, and then in the business-to-business (B2B) space with the introduction of its business Web site at www.B2Bidcrawler.com.

Responding to changing market conditions, the Company began a market research effort that resulted in a new focus on the needs of sales and procurement professionals, and spurred the development of a new product – internally code-named "Dashboard". Dashboard expands on BidCrawler's core aggregation technology and provides additional features desired by purchasing professionals. BidCrawler's Dashboard product is an Internet based application designed for purchasing professionals in small to medium enterprises.

The Dashboard organizes and simplifies the purchaser's daily workflow in a clean, customizable interface on their computer's desktop. With the Dashboard's built-in browser and proprietary "site-scrubbing" technology, users can simultaneously search all their preferred online sources for products they require. With the Dashboard's e-mail functions, they can communicate quickly and effectively with their internal customers, providing specifications and options for product selection. For locating unfamiliar items, the Dashboard allows purchasers to instantly screen thousands of suppliers by name, location or product type, and it returns all the necessary contact information for that supplier. After the product is shipped by FedEx, Airborne or UPS, the Dashboard constantly updates the progress of that shipment on the purchaser's customized screen. In addition to its pure workflow features, the Dashboard provides customized industry-specific news feeds so the purchaser can stay on top of developments in their field.

The Company is continuing with its plans to secure a strategic partner to assist in development of the Dashboard product to market.

Special Meeting of Shareholders

The Company is planning to hold an extraordinary general meeting of the shareholders of the Company on April 15, 2002 to approve the acquisition of LEDdynamics and other related matters.

About TradeRadius Online Inc.

Headquartered in Calgary, AB, TradeRadius Online Inc. trades on the Canadian Venture Exchange under the symbol TDO.V and on the OTC Bulletin Board under the symbol TDOLF. TradeRadius is an electronic commerce software and online services provider. The Company empowers purchasing and sales professionals by organizing the online marketplace and managing trading activities. To learn more about TradeRadius please visit http://www.traderadius.com.

BY ORDER OF THE BOARD OF DIRECTORS

George M. Leary
Chairman

Completion of the transaction is subject to a number of conditions, including but not limited to, Exchange acceptance and disinterested shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Management Information Circular to be prepared in connection with the transaction, any information released or received with respect to the Change of Business may not be accurate or complete and should not be relied upon. Trading in the securities of TradeRadius Online Inc. should be considered highly speculative.

The Canadian Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.